Exhibit 99.1

Robin Energy Provides Commercial Update

Limassol, Cyprus, March 4, 2026 – Robin Energy Ltd. (NASDAQ: RBNE) ("Robin Energy" or the "Company"), an international ship-owning company providing energy transportation services globally, provides a commercial update on vessel employment across LPG and tanker segments.

Tanker segment – strong pool performance:

The M/T Wonder Mimosa, a 2006-built South Korean Handysize tanker vessel, has continued to perform strongly as part of a leading commercial pool. Gross daily rate for February 2026, amounted to $30,115, 52% higher than the previous month and 93% increase over the same period in 2025, highlighting the company’s ability to capitalize on favorable tanker market conditions.

Gross Daily Rate December 2025	Gross Daily Rate January 2026	Gross Daily Rate February 2026
$22,094	$19,777	$30,115

LPG segment – both vessels on attractive multi-period charters:

The M/T Dream Terrax, a 2020-built, 5,000 cbm Japanese-built LPG carrier, operates since March 2026 under a time charter contract with a reputable counterparty at a gross monthly charter rate of $353,000 until January 2027, (previously $345,000), representing a 17% premium to the 10-year historical average*.

The M/T Dream Syrax, a 2015-built, 5,000 cbm Japanese-built LPG carrier, was fixed at a gross monthly charter rate of $360,000 until March 2027 (previously at $353,000), representing a 19% premium the 10-year historical average.

As a result of these fixtures, the Company has secured contracted LPG revenue in excess of $7.0 million for 2026, providing strong earnings and operating cash flow visibility for the segment.

*Based on Clarksons Research Services Limited Shipping Intelligence Network Timeseries 5K cbm West LPG 12 Month Timecharter Rate

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. The Company’s fleet comprises two LPG Carriers and one Handysize tanker vessel that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to contracted revenues . We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to market conditions, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com